Exhibit 99.1

Grab strengthens leadership team with Alex Hungate as Chief

Operating Officer

Global logistics and finance industry veteran joins Grab to further scale its superapp ecosystem synergies across its deliveries, mobility and financial services verticals

SINGAPORE – January 4, 2022 – Grab Holdings Limited (“Grab”), Southeast Asia’s leading superapp, today announced that Alex Hungate has joined the company as Chief Operating Officer (“COO”), reporting to Group CEO Anthony Tan.

Based in Singapore, Hungate will oversee Grab’s mobility, deliveries and financial services businesses, as well as Grab’s marketing and user support functions. He brings more than 25 years of leadership experience in the financial services, logistics and food services industries to drive the execution of Grab’s superapp strategy. Hungate will play a crucial role in creating and strengthening ecosystem synergies across the company’s core business segments, while ensuring operational excellence as Grab continues to scale rapidly across Southeast Asia.

“Grab’s business has been resilient to the uncertainties caused by COVID-19 and its variants, because our superapp strategy has enabled us to diversify our services and increase user engagement. Alex is well placed to create greater ecosystem synergies across Grab, and drive further growth, engagement and monetization across our core businesses, as he is a proven operator in our industries and has managed global public companies in Southeast Asia,” said Anthony Tan, Group CEO & Co-Founder, Grab.

Prior to Grab, Hungate served for eight years as the President and CEO of SATS, a leading food solutions and logistics company that is listed on the Singapore stock exchange. Alex successfully led SATS through a business and cultural transformation by embracing innovation, technology and new ways of working, while expanding into new business lines and geographies. During his tenure, shareholder returns were consistently at the top of The Straits Times Index (STI), a market capitalisation weighted index that tracks the performance of the top 30 companies listed on the Singapore Exchange (SGX), resulting in him being recognised as the Best CEO in the large capitalisation category at the 2018 Singapore Corporate Awards.

Before that, Alex was Group Managing Director for Personal Financial Services for HSBC Group, and then the CEO of HSBC Singapore. He also served as Managing Director, Asia Pacific for Reuters as well as Co-CEO, Americas and Global Chief Marketing Officer for Reuters. Hungate also serves on the board of the Singapore Economic Development Board (EDB) and was a non-executive director of UOB Group for four years before he joined Grab.

“I am truly impressed by the talent and entrepreneurial drive of everyone that I’ve met at Grab. Just like them, I am inspired by the opportunity to help millions of Southeast Asians access the benefits of the digital economy, as we transform the Southeast Asian technology landscape together. Grab’s ability to innovate with our customers and partners in local markets, while building on our scale advantage as the regional superapp leader, positions us well to realise the significant market opportunity ahead,” said Alex Hungate, COO, Grab.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 1H 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 465 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

Contact Information

press@grab.com

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this announcement, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-4 and the proxy statement/prospectus therein relating to Grab’s recently completed Business Combination, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.